Filed by GeoEye, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: GeoEye, Inc.

Commission File No. of Subject Company: 001-33015

This filing relates to the proposed strategic combination of DigitalGlobe, Inc. and GeoEye, Inc. pursuant to the terms of an Agreement and Plan of Merger, dated as of July 22, 2012, as amended (the “Merger Agreement”), by and among DigitalGlobe, Inc., 20/20 Acquisition Sub, Inc., WorldView, LLC and GeoEye, Inc. The Merger Agreement, as amended, is on file with the Securities and Exchange Commission as an exhibit to the Current Reports on Form 8-K filed by GeoEye, Inc. on July 23, 2012 and, with respect to the amendment, on August 30, 2012, and is incorporated by reference into this filing.

GeoEye FAQs – November 1, 2012

Overview:

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On October 31, the NGA notified us that they will not exercise the 9-month option to renew the Service Level Agreement (SLA) agreement for imagery services under the EnhancedView contract. The loss of the SLA renewal creates a revenue shortfall for the company, “GeoEye,” of $13 million per month. We will continue to provide the NGA with the Web delivery platform, secure operations and value-added production services under the existing EnhancedView contract for a while.

SLA Questions

•	Why didn’t the NGA exercise the 9-month option on the SLA?

•	With the significant cost-cutting measures taking place across the government, the NGA simply did not have enough funding to renew our SLA at this time.

•	The NGA’s EnhancedView program has been a target of federal cost-cutting measures for the past year.

•	What does this mean for GeoEye?

•	The loss of the SLA will create an immediate monthly revenue shortfall of $13 million.

•	The anticipated loss of the SLA is part of the reason we decided to combine with DigitalGlobe, and we will continue to work diligently toward the successful closing of the merger.

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While we do have enough funding in the bank to continue our business operations, proceed with our plans to launch GeoEye-2 and work toward closing the merger, the immediate and dramatic reduction in revenue means that we need to implement cost-savings reductions immediately.

•	What are we doing to address the financial impact in the near term?

•	We believe the merger with DigitalGlobe will succeed and enable us to recapitalize the business and focus on investing to diversify the business.

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In the short term, while we pursue shareholder and regulatory approval of the merger, we are implementing cost-saving measures throughout the company, including reductions in discretionary expenses, to address the impact of the NGA’s decision.

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In addition, while we believe the merger will be approved, we have a responsibility to our employees, investors and customers to continue to be prepared to move forward independently if the combination does not receive the necessary approvals to close.

•	Will the loss of the SLA have a negative impact on the likelihood of a combination with DigitalGlobe?

•	The loss of the SLA was not unexpected and was part of the reason we decided to combine with DigitalGlobe.

•	The combination agreement and supporting financial models assumes zero revenue from GeoEye’s EnhancedView SLA.

•	The combination is not dependent on GeoEye’s EnhancedView contract being funded.

•	What does the future of GeoEye look like? What is our plan for success going forward?

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Our plan is to combine with DigitalGlobe and we believe the merger will succeed. However, we must also be prepared to move forward independently if the combination does not receive the necessary approvals to close.

•	Due to the NGA’s decision not to renew the SLA, we are evaluating strategic business alternatives to continue to maintain and evolve the business.

•	The SLA represented the vast majority of GeoEye-1 imaging capacity. We now have previously unavailable capacity to sell.

•	We believe the combination with DigitalGlobe, which we expect to be approved by the government, will enable us to recapitalize the company and focus on investing to further diversify the business.

•	Is there any chance the EnhancedView SLA will be renewed?

•	At this point, we do not believe there is any possibility of the imagery services portion of the EnhancedView SLA to be reinstated.

•	Was DigitalGlobe aware that our SLA would not be renewed?

•	Yes.

GeoEye-2 Questions

•	Will GeoEye slow down the development of GeoEye-2 as a result of the loss of the SLA?

•	We do not expect to slow development of GeoEye-2.

•	We presently have enough cash on our balance sheet and the cash flow necessary to launch GeoEye-2 if we were to remain independent.

•	Plus, there are penalties and expenses associated with postponing a satellite launch and storing a satellite.

•	We will continue to monitor and evaluate the business and strategic options available to the company and with respect to GeoEye-2 specifically.

•	When do we have to make a decision on GeoEye-2 whether to launch or postpone the launch, relative to the timing of the deal closing?

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The critical date is the ‘ship date,’ approximately 60 days before launch. Having said that, there is no fixed time after the deal closing for the new DigitalGlobe management to decide about the GeoEye-2 launch date and their decisions will be made in the context of the combined company.

•	DigitalGlobe stated that they will look at global market demand vs. global supply to decide which satellite and on which date to launch.

•	Should the deal not close before then, we will have to decide whether to ship for launch six (6) weeks before the scheduled launch date.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

GeoEye Forward-Looking Statement

This document may contain or incorporate forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements relate to future events or future financial performance and generally can be identified by the use of terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words, although not all forward-looking statements contain these words.

This document contains forward-looking statements relating to the proposed strategic combination of GeoEye and DigitalGlobe pursuant to a merger. All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction or that the required approvals by GeoEye and DigitalGlobe stockholders may not be obtained; (2) there may be a material adverse change of DigitalGlobe or the business of DigitalGlobe may suffer as a result of uncertainty surrounding the transaction; (3) the anticipated benefits of the transaction may not be fully realized or may take longer to realize than expected; (4) the costs or challenges related to the integration of GeoEye and DigitalGlobe operations could be greater than expected; (5) the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; (6) the impact of legislative, regulatory, competitive and technological changes; (7) the risk that the credit ratings of the combined company may be different from what the companies expect; (8) other business effects, including the effects of industry, economic or political conditions outside of the companies’ control, transaction costs and actual or contingent liabilities; (9) the outcome of any legal proceedings related to the transaction; and (10) other risk factors as detailed from time to time in GeoEye’s and DigitalGlobe’s reports filed with the Securities and Exchange Commission (“SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2011 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012, which are available on the SEC’s Web site (www.sec.gov). There can be no assurance that the strategic combination will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the strategic combination will be realized.

Neither GeoEye nor DigitalGlobe undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, DigitalGlobe filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of DigitalGlobe and GeoEye that also constitutes a preliminary prospectus of DigitalGlobe. The Form S-4 was declared effective by the SEC on October 30, 2012. DigitalGlobe and GeoEye filed with the SEC the definitive proxy statement/prospectus on October 30, 2012 and began mailing the final joint proxy statement/prospectus to their respective shareholders on or about October 31, 2012. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain the definitive joint proxy statement/prospectus, as well as other filings containing information about DigitalGlobe and GeoEye, free of charge, from the SEC’s website (www.sec.gov). Investors may also obtain DigitalGlobe’s SEC filings in connection with the transaction, free of charge, from DigitalGlobe’s website (www.digitalglobe.com) under the tab “Investors” and then under the heading “SEC Filings,” or by directing a request to DigitalGlobe, Inc., 1601 Dry Creek Drive, Suite 260, Longmont, Colorado 80503, Attention: Corporate Secretary. Investors may also obtain GeoEye’s SEC filings in connection with the transaction, free of charge, from GeoEye’s website (www.geoeye.com) under the tab “About Us – Investor Relations” and then under the heading “SEC Filings,” or by directing a request to GeoEye, Inc., 2325 Dulles Corner Boulevard, 10th Floor, Herndon, Virginia 20171, Attention: Corporate Secretary.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of GeoEye and DigitalGlobe and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding GeoEye’s directors and executive officers is available in its definitive proxy statement filed with the SEC on April 27, 2012, and information regarding DigitalGlobe’s directors and executive officers is available in its definitive proxy statement filed with the SEC on April 10, 2012, and these documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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